SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision for Cash Dividend Payment

1. Dividend category		Quarterly dividend
2. Dividend type		Cash dividend
3. Dividend per share (KRW)	Common Stock	500
	Different classes of stocks	-
• Differential dividends		No
4. Dividend yield (%)	Common Stock	1.3
	Different classes of stocks	-
5. Total dividend payment (KRW)		122,858,823,500
6. Record date		2024-03-31
7. Dividend distribution date		2024-05-13
8. Whether General Shareholders’ Meeting will be held		No
9. Date of General Shareholders’ Meeting		-
10. Date of approval by the BoD		2024-04-30
• Attendance of outside directors	Present (No.)	8
	Absent (No.)	0
11. Additional Details Relevant to Investment Consideration		• The total number of shares eligible for dividend payment is 245,717,647 shares. • Our audit committee is composed entirely of outside directors.